Exhibit 99.1
Notice of the 40th Annual General Meeting (AGM) of the shareholders, dated May 18, 2021

Infosys®
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May 18, 2021

Dear Member,

You are cordially invited to attend the 40th Annual General Meeting of the members of Infosys Limited ("the Company") to be held on Saturday, June 19, 2021 at 4:00 p.m. IST through video conference and other audio-visual means ("VC").

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013 ("the Act"), read with the related rules and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the LODR Regulations"), the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice.

Very truly yours,

Sd/-

Nandan M. Nilekani
Chairman

Enclosures:
1. Notice of the 40th Annual General Meeting
2. Instructions for participation through VC
3. Instructions for e-voting

Note: Attendees who require technical assistance to access and participate in the meeting through VC are requested to contact either of these helpline numbers: +91 80 4156 5555 / +91 80 4156 5777

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

investors@infosys.com
www.infosys.com

Notice of the 40th Annual General Meeting

Notice is hereby given that the 40th Annual General Meeting ("AGM") of the members of Infosys Limited will be held on Saturday, June 19, 2021, at 4:00 p.m. IST through video conference / other audio-visual means ("VC") to transact the following business:

Ordinary business

Item no. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2021 and the reports of the Board of Directors ("the Board") and auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend of ₹15 per equity share for the year ended March 31, 2021.

Item no. 3 – Appointment of U.B. Pravin Rao as a director liable to retire by rotation

To appoint a director in place of U.B. Pravin Rao (DIN: 06782450), who retires by rotation and, being eligible, seeks reappointment.

Explanation: Based on the terms of appointment, executive directors and the non-executive and non-independent chairman are subject to retirement by rotation. U.B. Pravin Rao, who was appointed on August 18, 2017 and whose office is liable to retire at the ensuing AGM, being eligible, seeks reappointment. Based on performance evaluation and the recommendation of the nomination and remuneration committee, the Board recommends his reappointment. U.B. Pravin Rao will be superannuating on December 12, 2021 as per the Company's policy.

Therefore, members are requested to consider and if thought fit, pass the following resolution as an ordinary resolution:

RESOLVED THAT, pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, U.B. Pravin Rao (DIN: 06782450), who retires by rotation, be and is hereby reappointed as a director to hold office up to December 12, 2021.

Special business

Item no. 4 - Approval for the buyback of equity shares of the Company

To consider and if thought fit, to pass the following resolution as a special resolution:

RESOLVED THAT, in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended ("the Act"), the Companies (Share Capital and Debentures) Rules, 2014, as amended ("Share Capital Rules"), the Companies (Management and Administration) Rules, 2014, as amended ("the Management Rules") and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the LODR Regulations"), including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("the Buyback Regulations"), subject to such other approvals, permissions and sanctions, as may be necessary, and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the "Board", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by this resolution), and subject to such conditions and modifications as may be prescribed or imposed by government, regulatory, statutory or appropriate authorities, the consent of the members is hereby accorded for the buyback by the Company of its fully-paid-up equity shares of face value of ₹5 (Rupees Five) each ("Equity Shares"), from the members of the Company (except promoters, promoter group and persons in control of the Company) at a price not exceeding ₹1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per equity share ("Maximum Buyback Price") and such aggregate amount, up to ₹9,200 crore (Rupees Nine Thousand Two Hundred crore only) ("Maximum Buyback Size"), representing 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively) ("Buyback"). The Maximum Buyback Size does not include transaction costs, namely brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses ("Transaction Costs"). The Buyback period shall commence from the date of the passing of the special resolution until the last date on which the payment of consideration for the Equity Shares bought back by the Company is made ("Buyback Period"), in accordance with and consonance with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules, the Management Rules and the LODR Regulations.

RESOLVED FURTHER THAT subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares ("Maximum Buyback Shares") comprising approximately 1.23% of the total paid-up equity share capital of the Company as of March 31, 2021 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size. The Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred crore only) ("Minimum Buyback Size"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 2,62,85,714 Equity Shares.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its free reserves, and the Buyback shall be undertaken through the open market route through the Indian stock exchanges, on such terms and conditions as the Board may deem fit.

RESOLVED FURTHER THAT the Company proposes to utilize at least 50% (fifty percent) of the Maximum Buyback Size, i.e. ₹4,600 crore (Rupees Four Thousand Six Hundred crore only) for the Buyback, representing 7.44% and 6.76% of the total paid-up equity share capital and free reserves of the Company as on March 31, 2021 (on a standalone basis and consolidated basis, respectively).

RESOLVED FURTHER THAT the Buyback would be subject to the requirement of maintaining the minimum public shareholding, as specified in Regulation 38 of the LODR Regulations.

RESOLVED FURTHER THAT in terms of Regulation 20 of the Buyback Regulations, an escrow account be opened with Kotak Mahindra Bank Limited ("Escrow Agent") by the name of Infosys Ltd Buyback – Escrow Account ("Escrow Account") for the purpose of the Buyback and a deposit in cash of a sum equivalent to 2.5% of the Maximum Buyback Size shall be maintained at all points of time, in the escrow account until fulfillment of the Company's obligations under the Buyback Regulations.

RESOLVED FURTHER THAT the Company may create a bank guarantee in favour of the Manager to the Buyback in accordance with the Buyback Regulations, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations.

RESOLVED FURTHER THAT in the event of non-fulfillment of the obligations under the Buyback Regulations by the Company, the monies deposited in the Escrow Account to the extent of 2.5% (two and a half percent) of the Maximum Buyback Size may be forfeited as per the terms of Regulation 20 of the Buyback Regulations, and the amount forfeited shall be deposited in the Investor Protection and Education Fund of the Securities and Exchange Board of India ("SEBI").

RESOLVED FURTHER THAT the Buyback shall, in any case, close within 6 (six) months from the date of opening of the Buyback or such other period as may be permitted under the Act or Buyback Regulations. The Board, in its absolute discretion, may decide to close the Buyback at any time, provided that at least 50% (fifty percent) of the Maximum Buyback Size is utilized for buying back the Equity Shares, by giving appropriate notice of such earlier date of closure of the Buyback and completing all formalities in this regard as per relevant laws and regulations.

RESOLVED FURTHER THAT the Buyback from the members who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors / foreign portfolio investors, non-resident Indians, members of foreign nationality and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, the Income-tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the Reserve Bank of India ("RBI") under the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any.

RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any member to offer, or any obligation on the part of the Company or the Board to buy back any Equity Shares and / or impair any power of the Company or the Board to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to the appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants, representatives, intermediaries, agencies, printers, advertisement agency, compliance officer, as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including issuing public announcement, extinguishment of share certificates and 'Certificate of Extinguishment' required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, U.S. Securities and Exchange Commission ("SEC"), BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "Indian Stock Exchanges"), New York Stock Exchange ("NYSE"), Registrar of Companies, Depositories and / or other authorities.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorized to accept and make any alteration(s), modification(s) to the terms and conditions, and delegate such powers, obligations and responsibilities as it may, and to whomsoever it may deem necessary, concerning any aspect of the Buyback, in accordance with the applicable statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the members or otherwise to the end and intent that they shall be deemed to have given its approval thereto expressly by the authority of this resolution.

Item no. 5 – Reappointment of Michael Gibbs as an independent director

To consider and if thought fit, to pass the following resolution as a special resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 152 and other relevant provisions of the Companies Act, 2013 and Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), Articles of Association of the Company, approvals and recommendations of the nomination and remuneration committee, and that of the Board, Michael Gibbs (DIN: 08177291) who holds office as an independent director up to July 12, 2021 be and is hereby reappointed as an independent director, not liable to retire by rotation, for a second term of five years with effect from July 13, 2021 up to July 12, 2026.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Item no. 6 – Appointment of Bobby Parikh as an independent director

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT Bobby Parikh (DIN: 00019437), who was appointed as an additional and independent director, pursuant to Sections 149, 152 and 161 and other relevant provisions of the Companies Act, 2013 and Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), Articles of Association of the Company, approvals and recommendations of the nomination and remuneration committee, and that of the Board, be and is hereby appointed as an independent director, not liable to retire by rotation, for a period of three years up to July 14, 2023.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Item no. 7 – Appointment of Chitra Nayak as an independent director

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT Chitra Nayak (DIN: 09101763), who was appointed as an additional and independent director, pursuant to Sections 149, 152 and 161 and other relevant provisions of the Companies Act, 2013 and Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), Articles of Association of the Company, approvals and recommendations of the nomination and remuneration committee, and that of the Board, be and is hereby appointed as an independent director, not liable to retire by rotation, for a period of three years up to March 24, 2024.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Item no. 8 – Approval for changing the terms of remuneration of U.B. Pravin Rao, Chief Operating Officer and Whole-time Director

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT pursuant to the recommendation of the nomination and remuneration committee dated May 18, 2021 and the approval of the Board through its resolution dated May 18, 2021 and pursuant to the provisions of Section 196, 197 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, read with Schedule V of the Act (including any statutory modification(s) or re-enactments(s) thereof) and in partial modification to the resolutions approved by the shareholders at the 38th AGM, in respect of the appointment and remuneration of U.B. Pravin Rao (DIN: 06782450), Chief Operating Officer and Whole-time Director, consent of the members be and is hereby accorded for revising the terms of remuneration by including the following:

(i) One-time special bonus of ₹4 crore on his retirement in December 2021, after a career spanning 35 years, in view of his outstanding contribution to the Company especially for his leadership during the pandemic. Under U.B. Pravin Rao's leadership, the Company immediately shifted to remote working and met customer expectations. He led

the comprehensive efforts of the Company to scale up IT infrastructure, enhance focus on employee safety, health and wellbeing, and managed the operations successfully during the pandemic, demonstrating extraordinary operational resilience.

(ii) Accelerate vesting of 31,725 Restricted Stock Unites (RSUs) due for vesting during fiscal 2022, which is due for vesting within 90 days after the retirement date [Total of 31,725 Restricted Stock Units (RSUs) due to vest in fiscal 2022 under the 2015 Incentive Compensation Plan, of which 17,062 RSUs are due to vest on February 1, 2022 and 14,663 RSUs are due to vest on February 27, 2022. Total of 46,388 RSUs will be forfeited, of which 31,725 RSUs are due to vest in fiscal 2023 and 14,663 RSUs are due to vest in fiscal 2024].

RESOLVED FURTHER THAT effective from the date of approval of the shareholders of this resolution, the above additional terms shall be deemed to have been included to the terms and conditions of the appointment and remuneration of U.B. Pravin Rao (DIN: 06782450), Chief Operating Officer and Whole-time Director, and the executive employment agreement shall be amended accordingly.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to alter and vary the terms and conditions of appointment and / or remuneration, subject to the same not exceeding the limits specified under Section 197, read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactments(s) thereof, for the time being in force).

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

by order of the Board of Directors
for Infosys Limited

Sd/-
A.G.S. Manikantha
Company Secretary

May 18, 2021

Notes

1. Pursuant to the General Circular nos. 20/2020, 14/2020, 17/2020, 02/2021 issued by the Ministry of Corporate Affairs ("MCA") and Circular no. SEBI/HO/CFD/CMD1/CIR/P/2020/79 and SEBI/HO/CFD/CMD2/CIR/P/2021/11 issued by the SEBI (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. Hence, in compliance with the Circulars, the AGM of the Company is being held through VC.
2. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his / her behalf and the proxy need not be a member of the Company. Since the AGM is being held in accordance with the Circulars through VC, the facility for the appointment of proxies by the members will not be available.
3. Participation of members through VC will be reckoned for the purpose of quorum for the AGM as per Section 103 of the Act.
4. Members of the Company under the category of Institutional Investors are encouraged to attend and vote at the AGM through VC. Corporate members intending to authorize their representatives to participate and vote at the meeting are requested to send a certified copy of the Board resolution / authorization letter to the Scrutinizer by email to evoting@infosys.com with a copy marked to evoting@nsdl.co.in.
5. The Register of directors and key managerial personnel and their shareholding, maintained under Section 170 of the Act, and the Register of Contracts or Arrangements in which the directors are interested, maintained under Section 189 of the Act, will be available electronically for inspection by the members during the AGM. All documents referred to in the Notice will also be available for electronic inspection without any fee by the members from the date of circulation of this Notice up to the date of AGM, i.e. June 19, 2021. Members seeking to inspect such documents can send an email to investors@infosys.com.
6. Members whose shareholding is in electronic mode are requested to notify any change in address or bank account details to their respective depository participant(s) ("DP"). Members whose shareholding is in physical mode are requested to opt for the Electronic Clearing System ("ECS") mode to receive dividend on time in line with the Circulars. We urge members to utilize the ECS for receiving dividends. Please refer to point no. 16 for the process to be followed for updating bank account details.
7. Members may note that the Board, at its meeting held on April 14, 2021, has recommended a final dividend of ₹15 per share. The record date for the purpose of final dividend for fiscal 2021 is June 1, 2021. The final dividend, once approved by the members in the ensuing AGM, will be paid on June 25, 2021 electronically through various online

transfer modes to those members who have updated their bank account details. For members who have not updated their bank account details, dividend warrants / demand drafts / cheques will be sent out to their registered addresses. To avoid delay in receiving dividend, members are requested to update their KYC with their depositories (where shares are held in dematerialized mode) and with the Company's Registrar and Transfer Agent ("RTA") (where shares are held in physical mode) to receive dividend directly into their bank account on the payout date.

8. Members may note that the Income-tax Act, 1961, ("the IT Act") as amended by the Finance Act, 2020, mandates that dividends paid or distributed by a company after April 1, 2020 shall be taxable in the hands of members. The Company shall therefore be required to deduct tax at source ("TDS") at the time of making the payment of final dividend. In order to enable us to determine the appropriate TDS rate as applicable, members are requested to submit relevant documents, as specified in the below paragraphs, in accordance with the provisions of the IT Act.

   For resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act as follows:

Members having valid Permanent Account Number ("PAN")	10% or as notified by the Government of India
Members not having PAN / valid PAN	20% or as notified by the Government of India

   However, no tax shall be deducted on the dividend payable to a resident individual if the total dividend to be received by them during fiscal 2022 does not exceed ₹ 5,000 and also in cases where members provide Form 15G / Form 15H (Form 15H is applicable to individuals aged 60 years or more) subject to conditions specified in the IT Act. Resident shareholders may also submit any other document as prescribed under the IT Act to claim a lower / nil withholding tax. PAN is mandatory for members providing Form 15G / 15H or any other document as mentioned above.

   For non-resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident shareholders have the option to be governed by the provisions of the Double Tax Avoidance Agreement ("DTAA"), read with Multilateral Instrument ("MLI") between India and the country of tax residence of the member, if they are more beneficial to them. For this purpose, i.e. to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide the following:

   - Copy of the PAN card allotted by the Indian income tax authorities duly attested by the member or details as prescribed under rule 37BC of Income-tax Rules, 1962
   - Copy of Tax Residency Certificate for fiscal 2022 obtained from the revenue authorities of the country of tax residence, duly attested by member
   - Self-declaration in Form 10F
   - Self-declaration by the member of having no permanent establishment in India in accordance with the applicable tax treaty
   - Self-declaration of beneficial ownership by the non-resident shareholder
   - Any other documents as prescribed under the IT Act for lower withholding of taxes if applicable, duly attested by the member

   In case of Foreign Institutional Investors / Foreign Portfolio Investors, tax will be deducted under Section 196D of the IT Act @ 20% (plus applicable surcharge and cess) or the rate provided in relevant DTAA, read with MLI, whichever is more beneficial, subject to the submission of the above documents.

   The aforementioned documents are required to be uploaded on the shareholder portal at https://www.infosys.com/investors/shareholder-services/dividend-tax.html on or before June 7, 2021. Members are requested to visit https://www.infosys.com/investors/shareholder-services/dividend-tax.html for more instructions and information on this subject. No communication would be accepted from members after June 7, 2021 regarding tax withholding matters. Shareholders may write to dividend.tax@infosys.com for any clarifications on this subject.

9. **Members are requested to address all correspondence, including dividend-related matters, to RTA, KFin Technologies Private Limited, Unit:** Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad 500 032.

10. Members wishing to claim dividends that remain unclaimed are requested to correspond with the RTA as mentioned above, or with the Company Secretary, at the Company's registered office or at investors@infosys.com. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will be transferred to the Investor Education and Protection Fund ("IEPF"). Shares on which dividend remains unclaimed for seven consecutive years shall be transferred to IEPF as per Section 124 of the Act, read with applicable IEPF rules.

11. In compliance with Section 108 of the Act, read with the corresponding rules, Regulation 44 of the LODR Regulations and in terms of SEBI circular no. SEBI/HO/CFD/CMD/ CIR/P/2020/242 dated December 9, 2020, the Company has provided a facility to its members to exercise their votes electronically through the electronic voting ("e-voting") facility provided by the National Securities Depository Limited ("NSDL"). Members who have cast their votes by remote e-voting prior to

the AGM may participate in the AGM but shall not be entitled to cast their votes again. The manner of voting remotely by members holding shares in dematerialized mode, physical mode and for members who have not registered their email addresses is provided in the "Instructions for e-voting" section which forms part of this Notice. The Board has appointed Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, as the Scrutinizer to scrutinize the e-voting in a fair and transparent manner.

12. Members holding shares either in physical or dematerialized form, as on cut-off date, i.e. as on **June 12, 2021**, may cast their votes electronically. The e-voting period commences on Monday, **June 14, 2021** (9:00 a.m. IST) and ends on Friday, **June 18, 2021** (5:00 p.m. IST). The e-voting module will be disabled by NSDL thereafter. A member will not be allowed to vote again on any resolution on which vote has already been cast. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the cut-off date, i.e. as on June 12, 2021. A person who is not a member as on the cut-off date is requested to treat this Notice for information purposes only.
13. The facility for voting during the AGM will also be made available. Members present in the AGM through VC and who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM.
14. Any person holding shares in physical form, and non-individual shareholders who acquire shares of the Company and become members of the Company after the Notice is sent and holding shares as of the cut-off date, i.e. June 12, 2021, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if he / she is already registered with NSDL for remote e-voting, then he / she can use his / her existing user ID and password for casting the vote. In case of individual shareholders holding securities in demat mode, who acquire shares of the Company and become members of the Company after the Notice is sent and holding shares as of the cut-off date i.e. June 12, 2021, may follow steps mentioned in the Notice under "Instructions for e-voting".
15. In compliance with the Circulars, the Annual Report 2020-21, the Notice of the 40th AGM, and instructions for e-voting are being sent through electronic mode to those members whose email addresses are registered with the Company / depository participant(s).
16. We urge members to support our commitment to environmental protection by choosing to receive the Company's communication through email. Members holding shares in demat mode, who have not registered their email addresses are requested to register their email addresses with their respective depository participants, and members holding shares in physical mode are requested to update their email addresses with the Company's RTA, KFin Technologies Private Limited at einward.ris@kfintech.com to receive copies of the Annual Report 2020-21 in electronic mode. Members may follow the process detailed below for registration of email ID to obtain the Annual Report and update of bank account details for the receipt of dividend.

Type of holder	Process to be followed	
	Registering email address	Updating bank account details
Physical	Send a written request to the RTA of the Company, KFin Technologies Private Limited at Selenium Tower B, Plot 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad – 500032, providing Folio Number, name of member, copy of the share certificate (front and back), PAN (self-attested copy of PAN card), AADHAAR (self-attested copy of Aadhaar card) for registering email address.	Send a written request to the RTA of the Company, KFin Technologies Private Limited at Selenium Tower B, Plot 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad – 500032, providing Folio Number, name of member, copy of the share certificate (front and back), PAN (self-attested copy of PAN card), AADHAAR (self-attested copy of Aadhaar card) and self-attested copy of the cancelled cheque leaf bearing the name of the first holder for updating bank account details. The following additional details / documents need to be provided in case of updating bank account details: • Name and branch of the bank in which you wish to receive the dividend, the bank account type • Bank account number allotted by their banks after implementation of core banking solutions • 9-digit MICR Code Number • 11-digit IFSC
Demat	Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP.	

17. Members may also note that the Notice of the 40th AGM and the Annual Report 2020-21 will also be available on the Company's website, https://www.infosys.com/investors/reports-filings/annual-report/Pages/annual-reports.aspx, websites of the stock exchanges, i.e. BSE and NSE, at www.bseindia.com and www.nseindia.com, respectively, and on the website of NSDL https://www.evoting.nsdl.com.
18. Additional information, pursuant to Regulation 36 of the LODR Regulations, in respect of the directors seeking appointment / reappointment at the AGM, forms part of this Notice.

19. SEBI has mandated the submission of PAN by every participant in the securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participant(s). Members holding shares in physical form are required to submit their PAN details to the RTA.
20. As per the provisions of Section 72 of the Act, the facility for submitting nomination is available for members in respect of the shares held by them. Members who have not yet registered their nomination are requested to register the same by submitting Form No. SH-13. The form can be downloaded from the Company's website at https://www.infosys.com/investors/shareholder-services/documents/form-sh-13-14.pdf. Members are requested to submit these details to their DP in case the shares are held by them in electronic form, and to the RTA, in case the shares are held in physical form.
21. The Scrutinizer will submit his report to the Chairman of the Company ("the Chairman") or to any other person authorized by the Chairman after the completion of the scrutiny of the e-voting (votes cast during the AGM and votes cast through remote e-voting), not later than 48 hours from the conclusion of the AGM. The result declared along with the Scrutinizer's report shall be communicated to the stock exchanges, NSDL and RTA, and will also be displayed on the Company's website, www.infosys.com.
22. Since the AGM will be held through VC in accordance with the Circulars, the route map, proxy form and attendance slip are not attached to this Notice.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

May 18, 2021

by order of the Board of Directors
for Infosys Limited

Sd/-
A.G.S. Manikantha
Company Secretary

Item no. 4 – Approval for the Buyback of Equity Shares of the Company

The Board, at its meeting held on July 12, 2019, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The Board decided to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend and buyback include applicable taxes.

In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board, at its meeting held on April 14, 2021, has approved the proposal for recommending buyback of Equity Shares of Maximum Buyback Size of up to ₹ 9,200 crore (Rupees Nine Thousand Two Hundred crore only) as contained in the resolution in this Notice.

Since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it is necessary to obtain the consent of the members of the Company, to the Buyback, by way of a special resolution. Accordingly, the Company is seeking your consent for the buyback of Equity Shares as contained in the special resolution. Requisite details relating to the Buyback are given below.

1. Necessity for the Buyback

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

i. The Buyback will help the Company to return surplus cash to its members;

ii. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long-term increase in members' value; and

iii. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

2. Maximum amount required under the Buyback and its percentage of the total paid-up capital and free reserves

The maximum amount of funds required for the Buyback will not exceed ₹ 9,200 crore (Rupees Nine Thousand Two Hundred crore only), being 14.87% and 13.53% of the aggregate of the total paid-up share capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis, respectively).

The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

The funds for the implementation of the proposed Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Act.

Borrowed funds from banks and financial Institutions, if any, will not be used for the Buyback.

3. The maximum price at which the Equity Shares are proposed to be bought back and the basis of arriving at such price

The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹ 1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to the trends in the volume weighted average market prices of the Equity Shares on the Indian Stock Exchanges where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of Buyback on the earnings per Equity Share.

The Maximum Buyback Price represents:

i. Premium of 31.27% and 31.14% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (April 11, 2021) to the stock exchanges of the Board Meeting to consider the proposal of the Buyback.

ii. Premiums of 23.71% and 24.76% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (April 11, 2021) to the stock exchanges of the Board Meeting to consider the proposal of the Buyback.

iii. Premiums of 21.46% and 21.44% over the closing price of the Equity Shares on BSE and NSE, respectively as on April 9, 2021, being the last trading date prior to the date of intimation to the stock exchanges of the Board Meeting to consider the proposal of the Buyback.

Members are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, among other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹ 1,750/- per Equity Share.

The quantum of daily purchases by the Company during the Buyback Period may vary from day to day. As permitted by the Buyback Regulations, the Buyback will be carried out over a maximum period of 6 (six) months, and the prevailing market price during the voting period for the members' resolution for the Buyback may not have a bearing on the outcome of the Buyback.

4. Maximum number of Equity Shares that the Company proposes to buy back

Subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 5,25,71,428 Equity Shares, comprising approximately 1.23% of the paid-up capital of the Company as of March 31, 2021 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

The Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹ 4,600 crore (Rupees Four Thousand Six Hundred crore only) i.e. Minimum Buyback Size. Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 2,62,85,714 Equity Shares.

5. Method to be adopted for Buyback as referred to in Regulation 4(iv)(b) and Regulation 16 of the Buyback Regulations

In terms of Regulation 40(1) of the LODR Regulations, as amended, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Accordingly, the Buyback is open to beneficial owners holding Equity Shares in dematerialized form ("Demat Shares"). The promoters, promoter group, and the persons in control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buy back Equity Shares which are locked-in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable.

The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

6. Compliance with Regulation 4 of the Buyback Regulations

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

As per the latest audited Balance Sheet of the Company as at March 31, 2021, the total paid-up equity capital and free reserves are as follows:

Particulars	Amount (₹ in crore) Standalone	Amount (₹ in crore) Consolidated
Total paid-up equity capital	2,130	2,124
Free reserves	59,729	65,889
Aggregate of the total paid-up equity capital and free reserves	61,859	68,013
15% of the aggregate of the total paid-up equity capital and free reserves	9,279	10,202
Lower of 15% of the aggregate of the total paid-up equity capital and free reserves of standalone and consolidated financial statements		9,279

Based on the above, the Maximum Buyback Size, i.e. ₹ 9,200 crore, is less than 15% of the total paid-up capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

7. The aggregate shareholding of the promoters, promoter group, the directors of the promoter where promoter is a Company and of directors and key managerial personnel of the Company as on the date of this Notice:

a. The aggregate shareholding of the promoters and promoter group as on the date of this Notice:

Sl. No.	Name	Number of Equity Shares held	Shareholding percentage (%)
	A. Promoter		
1	Sudha Gopalakrishnan	9,53,57,000	2.24
2	Rohan Murty	6,08,12,892	1.43
3	S. Gopalakrishnan	4,18,53,808	0.98
4	Nandan M. Nilekani	4,07,83,162	0.96
5	Akshata Murty	3,89,57,096	0.91
6	Asha Dinesh	3,85,79,304	0.91
7	Sudha N. Murty	3,45,50,626	0.81
8	Rohini Nilekani	3,43,35,092	0.81
9	Dinesh Krishnaswamy	3,24,79,590	0.76
10	Shreyas Shibulal	2,38,74,350	0.56
11	N.R. Narayana Murthy	1,66,45,638	0.39
12	Nihar Nilekani	1,26,77,752	0.30
13	Janhavi Nilekani	1,18,87,562	0.28
14	Kumari Shibulal	81,38,175	0.19
15	Deeksha Dinesh	76,46,684	0.18
16	Divya Dinesh	76,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	S.D. Shibulal	29,25,523	0.07
19	Shruti Shibulal	27,37,538	0.06
	Total (A)	51,67,23,404	12.13
	B. Promoter group		
20	Milan Shibulal Manchanda	1,39,35,868	0.33
21	Gaurav Manchanda	1,37,36,226	0.32
22	Bhairavi Madhusudhan Shibulal	65,09,240	0.15
23	Tanush Nilekani Chandra	7,77,600	0.02
	Total (B)	3,49,58,934	0.82
	TOTAL (A+B)	55,16,82,338	12.95

b. The aggregate shareholding of the directors of the promoter, as on the date of this Notice, where the promoter is a Company: *The Company does not have any corporate promoter*.

c. The aggregate shareholding of the directors and key managerial personnel of the Company as on the date of this Notice:

Sl. No.	Name	Designation	Number of Equity Shares held	Shareholding percentage (%)
		A. Directors		
1	Nandan M. Nilekani	Non-Executive Director and Chairman of the Board	4,07,83,162	0.96
2	Salil Parekh	Chief Executive Officer and Managing Director	6,52,562	0.02
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	12,19,089	0.03
4	Kiran Mazumdar-Shaw	Lead Independent Director	Nil	Nil
5	D. Sundaram	Independent Director	Nil	Nil
6	Michael Gibbs	Independent Director	Nil	Nil
7	Uri Levine	Independent Director	Nil	Nil
8	Bobby Parikh	Independent Director	8,456	0.00
9	Chitra Nayak	Independent Director	Nil	Nil
	Total (A)		4,26,63,269	1.00
		B. Key managerial personnel		
10	Nilanjan Roy	Chief Financial Officer	27,355	0.00
11	A.G.S. Manikantha	Company Secretary	7,502	0.00

Sl. No.	Name	Designation	Number of Equity Shares held	Shareholding percentage (%)
12	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	Nil	Nil
13	Mohit Joshi	President	Nil	Nil
14	Ravi Kumar S.	President and Deputy Chief Operating Officer	Nil	Nil
15	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	58,208	0.00
	Total (B)		93,065	0.00
	Total (A+B)		4,27,56,334	1.00

d. The aggregate American Depositary Receipts ("ADRs") held by the directors and key managerial personnel of the Company as on the date of this Notice:

Sl. No.	Name	Designation	Number of ADRs held	Shareholding percentage (%)
1	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	56,397*	0.00
2	Mohit Joshi	President	6,370*	0.00
3	Ravi Kumar S.	President and Deputy Chief Operating Officer	48,246	0.00
	Total		1,11,013	0.00

Note: Each ADR represents one underlying equity share

* Includes dividend reinvestment shares and rounded down to the nearest whole number

e. The aggregate Restricted Stock Units ("RSUs") and Employee Stock Options ("Options") held by the directors and key managerial personnel of the Company as on the date of this Notice:

Sl. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
			A. Directors		
1	Salil Parekh	Chief Executive Officer and Managing Director	RSUs	2,38,052	–
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	RSUs	78,113	–
			Options	–	86,000
	Total (A)			3,16,165	86,000
			B. Key managerial personnel		
3	Nilanjan Roy	Chief Financial Officer	RSUs	84,621	–
4	A.G.S. Manikantha	Company Secretary	RSUs	8,695	–
5	Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	ADR RSUs	1,27,193	–
			ADR Options	22,226	66,674
6	Mohit Joshi	President	ADR RSUs	3,65,360	–
			ADR Options	–	2,25,500
7	Ravi Kumar S.	President and Deputy Chief Operating Officer	ADR RSUs	3,51,960	–
			ADR Options	–	56,376
8	Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	RSUs	75,834	–
			Options	–	28,500
	Total (B)			10,35,889	3,77,050
	Total (A+B)			13,52,054	4,63,050

8. No Equity Shares of the Company have been purchased / sold by any promoter / promoter group, directors and key managerial personnel of the Company during the period from the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Notice, except for the following transactions:

Sl. No.	Name	Number of Equity Shares	Nature of transaction	Date of transaction	Price per equity share (₹)
			A. Promoter and Promoter group		
1	S.D. Shibulal	4,01,000	Gift (received)	November 12, 2020	NA
2	Kumari Shibulal	(4,01,000)	Gift (given)	November 12, 2020	NA
3	Bhairavi Madhusudhan Shibulal	1,75,000	Gift (received)	December 8, 2020	NA
4	Shreyas Shibulal	(1,75,000)	Gift (given)	December 8, 2020	NA

Sl. No.	Name	Number of Equity Shares	Nature of transaction	Date of transaction	Price per equity share (₹)
5	Tanush Chandra Nilekani	7,77,600	Gift (received)	March 9, 2021	NA
6	Janhavi Nilekani	(7,77,600)	Gift (given)	March 9, 2021	NA
7	Kumari Shibulal	(7,58,755)	Sale (Block deal)	May 12, 2021	1,317.95
8	S.D. Shibulal	7,58,755	Purchase (Block deal)	May 12, 2021	1,317.95
			B. Directors		
9	Salil Parekh	14,310	Exercise of RSUs	February 3, 2021	5.00
		(6,014)	Sale	February 3, 2021	1,288.00
		32,765	Exercise of RSUs	March 3, 2021	5.00
		(13,448)	Sale	March 3, 2021	1,322.54
		1,92,964	Exercise of RSUs	May 4, 2021	5.00
		(84,377)	Sale	May 4, 2021	1,329.19
		(9,000)	Sale	May 4, 2021	1,343.86
		(56,000)	Sale	May 5, 2021	1,340.00
		1,48,434	Exercise of RSUs	May 12, 2021	5.00
10	U.B. Pravin Rao	17,063	Exercise of RSUs	February 3, 2021	5.00
		(7,170)	Sale	February 3, 2021	1,288.00
		14,662	Exercise of RSUs	March 3, 2021	5.00
		(6,027)	Sale	March 3, 2021	1,322.00
		13,626	Exercise of RSUs	May 4, 2021	5.00
		(13,626)	Sale	May 4, 2021	1,329.19
		59,374	Exercise of RSUs	May 12, 2021	5.00
			C. Key managerial personnel		
11	Nilanjan Roy	5,624	Exercise of RSUs	March 3, 2021	5.00
		(5,624)	Sale	March 3, 2021	1,323.00
		5,000	Exercise of RSUs	April 14, 2021	5.00
		13,632	Exercise of RSUs	May 18, 2021	5.00
12	A.G.S. Manikantha	500	Exercise of RSUs	November 18, 2020	5.00
		1,000	Exercise of RSUs	February 24, 2021	5.00
		1,000	Exercise of RSUs	March 3, 2021	5.00
		(1,000)	Sale	March 3, 2021	1,322.54
		342	Exercise of RSUs	April 9, 2021	5.00
		1,000	Exercise of RSUs	May 12, 2021	5.00
13	Krishnamurthy Shankar	6,026	Exercise of RSUs	November 23, 2020	5.00
		6,100	Exercise of RSUs	February 3, 2021	5.00
		(2,561)	Sale	February 3, 2021	1,289.00
		6,400	Exercise of RSUs	March 3, 2021	5.00
		(2,631)	Sale	March 3, 2021	1,322.00
		6,200	Exercise of RSUs	March 12, 2021	5.00
		5,000	Exercise of RSUs	May 12, 2021	5.00

No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Notice, except for the following transactions:

Sl. No.	Name	No. of ADRs	Nature of transaction	Date of transaction	Price per ADR
1	Inderpreet Sawhney	28,450	Exercise of ADR RSUs	March 10, 2021	₹ 5.00
		(5,316)	Sale	March 10, 2021	$18.69
2	Mohit Joshi	26,176	Exercise of ADR RSUs	November 9, 2020	₹ 5.00
		(13,950)	Sale	November 9, 2020	$15.12
		(85,000)	Sale	January 22, 2021	$18.17
		33,413	Exercise of ADR RSUs	February 4, 2021	₹ 5.00
		(33,413)	Sale	February 4, 2021	$17.50
		82,399	Exercise of ADR RSUs	March 10, 2021	₹ 5.00
		(82,399)	Sale	March 10, 2021	$18.69

Sl. No.	Name	No. of ADRs	Nature of transaction	Date of transaction	Price per ADR
3	Ravi Kumar S.	35,375	Exercise of ADR RSUs	February 4, 2021	₹ 5.00
		(15,353)	Sale	February 4, 2021	$17.50
		(20,000)	Sale	March 9, 2021	$18.50
		79,724	Exercise of ADR RSUs	March 10, 2021	₹ 5.00
		(31,500)	Sale	March 10, 2021	$18.69

Details of RSUs and Options exercised by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of Board Meeting till the date of this Notice:

Sl. No.	Name	Type	Number of RSUs / Options	Date of exercise	Exercise price per ADR / equity share (₹)
1	Salil Parekh	Exercise of RSUs	14,310	February 3, 2021	5.00
		Exercise of RSUs	32,765	March 3, 2021	5.00
		Exercise of RSUs	1,92,964	May 4, 2021	5.00
		Exercise of RSUs	1,48,434	May 12, 2021	5.00
2	U.B. Pravin Rao	Exercise of RSUs	17,063	February 3, 2021	5.00
		Exercise of RSUs	14,662	March 3, 2021	5.00
		Exercise of RSUs	13,626	May 4, 2021	5.00
		Exercise of RSUs	59,374	May 12, 2021	5.00
3	Nilanjan Roy	Exercise of RSUs	5,624	March 3, 2021	5.00
		Exercise of RSUs	5,000	April 14, 2021	5.00
		Exercise of RSUs	13,632	May 18, 2021	5.00
4	A.G.S. Manikantha	Exercise of RSUs	500	November 18, 2020	5.00
		Exercise of RSUs	1,000	February 24, 2021	5.00
		Exercise of RSUs	1,000	March 3, 2021	5.00
		Exercise of RSUs	342	April 9, 2021	5.00
		Exercise of RSUs	1,000	May 12, 2021	5.00
5	Krishnamurthy Shankar	Exercise of RSUs	6,026	November 23, 2020	5.00
		Exercise of RSUs	6,100	February 3, 2021	5.00
		Exercise of RSUs	6,400	March 3, 2021	5.00
		Exercise of RSUs	6,200	March 12, 2021	5.00
		Exercise of RSUs	5,000	May 12, 2021	5.00
6	Inderpreet Sawhney	Exercise of ADR RSUs	28,450	March 10, 2021	5.00
7	Mohit Joshi	Exercise of ADR RSUs	26,176	November 9, 2020	5.00
		Exercise of ADR RSUs	33,413	February 4, 2021	5.00
		Exercise of ADR RSUs	82,399	March 10, 2021	5.00
8	Ravi Kumar S.	Exercise of ADR RSUs	35,375	February 4, 2021	5.00
		Exercise of ADR RSUs	79,724	March 10, 2021	5.00

9. Intention of the promoters, promoter group and persons in control of the Company to tender their Equity Shares in the Buyback

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is not extended to the promoters, promoters group and persons in control of the Company.

10. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

11. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

i. Immediately following the date of the Board meeting held on April 14, 2021 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts;

ii. As regards the Company's prospects for the year immediately following the date of the Board meeting held on April 14, 2021 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, and having regards to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on April 14, 2021 as also from the date of the members' resolution;

iii. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act, and the Insolvency and Bankruptcy Code, 2016.

12. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated April 14, 2021 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

REF: IL/2021-22/01

AUDITOR'S REPORT

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of equity shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated July 3, 2020.
2. The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on April 14, 2021, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.
3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment as at March 31, 2021"('Annexure A') (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement to comply with the provisions of Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:
   i. We have inquired into the state of affairs of the Company in relation to the annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021;
   ii. The amount of permissible capital payment as stated in Annexure A, has been properly determined considering the annual audited standalone and consolidated financial statements as at March 31, 2021 in accordance with Section 68(2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and
   iii. The Board of Directors of the Company, in their Meeting held on April 14, 2021 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The annual standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated April 14, 2021. We conducted our audit of the annual standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the Institute of Chartered Accountants of India (the "Guidance Note") and Standards on Auditing specified under Section 143(10) of the Companies Act, 2013, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.
8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9. Based on inquiries conducted and our examination as above, we report that:
   i. We have inquired into the state of affairs of the Company in relation to its annual audited standalone and consolidated financial statements as at and for the year ended March 31, 2021, which have been approved by the Board of Directors of the Company on April 14, 2021.
   ii. The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited standalone and consolidated financial statements of the Company as at and for the year ended March 31, 2021.
   iii. The Board of Directors of the Company, at their meeting held on April 14, 2021 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated April 14, 2021 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

Restriction on Use

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) can be shared with the Merchant Bankers in connection with the proposed buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

FOR DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 21039826AAAACM6918

Place: Mumbai
Date: April 14, 2021

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on the audited standalone and consolidated financial statements as at and for the twelve months period ended March 31, 2021.

Particulars	Amount (₹ in crore) Standalone	Amount (₹ in crore) Consolidated
Paid-up equity capital as at March 31, 2021 (A)	2,130	2,124
Free reserves as at March 31, 2021		
Retained earnings[1]	57,485	62,574
Securities Premium reserve	581	600
General reserve	1,663	2,715
Total free reserves (B)	59,729	65,889
Total paid-up equity capital and free reserves (A+B)	61,859	68,013
Maximum amount permissible for buyback under Section 68 of the Act, i.e. lower of 25% of the total paid-up capital and free reserves of standalone and consolidated financial statements		15,465
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. lower of 15% of the total paid-up capital and free reserves of standalone and consolidated financial statements		9,279

[1] Includes re-measurement loss on defined benefit plan of ₹33 crore and ₹69 crore on a standalone and consolidated basis, respectively.

For Infosys Limited

Nilanjan Roy

Chief Financial Officer

Date: April 14, 2021

13. Information about acceptance of Equity Shares in the Buyback to the shareholders of the Company

i. Pursuant to the circular no. 20210319-1 dated March 19, 2021 issued by BSE and circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021 issued by NSE, the Indian Stock Exchanges are required to identify the counterparty to the trade executed by the Company under the Buyback using the unique client code provided to the Company on a daily basis. Post such identification, the Indian Stock Exchanges shall send SMS and email to such shareholders whose sell order gets matched with that of the Company on a daily basis informing them about their sell orders matched against buyback orders of the Company on the exchange trading platform together with the relevant details such as quantity and price of the Equity Shares that are bought back.

ii. Shareholders are requested to ensure (via their broker) that their correct and valid mobile numbers and email IDs are updated in the unique client code database of the Indian Stock Exchanges.

iii. For more information on the process of identification and circulation of the relevant information to the shareholders whose Equity Shares get accepted under the Buyback, please refer to BSE circular no. 20210319-1 dated March 19, 2021 and NSE circular ref. no. 10/2021 (download ref. no. NSE/ISC/48147) dated April 30, 2021.

iv. The Company will be discharging the tax on buyback of shares at the applicable rate in accordance with the provisions of the IT Act read with the rules thereunder.

14. General obligations of the Company as per the provisions of the Buyback Regulations and the Act:

i. Subject to applicable law, in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus issue till the expiry of the Buyback Period;

ii. The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

iii. Subject to applicable law, in accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations;

iv. The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limits;

v. The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;
vi. Subject to applicable law, the Company shall not withdraw the Buyback after the public announcement for the Buyback is made; and
vii. The Company shall not buy back locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents, such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditor's Report dated April 14, 2021, and the audited accounts for the period from April 1, 2020 to March 31, 2021, are available for electronic inspection without any fee by the members. The audited accounts for the period from April 1, 2020 to March 31, 2021 are also available on the Company's website at https://www.infosys.com/investors/.

As per the provisions of Section 68(2)(b) of the Act, since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, it is necessary to obtain the consent of the members of the Company, to the Buyback, by way of a special resolution. Accordingly, this proposal is placed for the approval of members. In compliance with the General circular no. 20/2020 issued by the MCA, this item is considered unavoidable and forms part of this Notice.

No director, key managerial personnel, or their relatives is interested in or concerned with the resolution in Item no. 4, except to the extent of their shareholding.

The Board recommends the resolution set forth in Item no. 4 for the approval of members.

Item no. 5 – Reappointment of Michael Gibbs as an independent director

Michael Gibbs was appointed as an independent director of the Company pursuant to Section 149 of the Companies Act, 2013, read with Companies (Appointment and Qualification of Directors) Rules, 2014, by the members via postal ballot, to hold office up to July 12, 2021. He is due for retirement from the first term as an independent director on July 12, 2021. The nomination and remuneration committee, at its meeting held on April 14, 2021, after taking into account the performance evaluation of Michael Gibbs during his first term of three years and considering his knowledge, acumen, expertise, experience and substantial contribution, has recommended to the Board his reappointment for a second term of five years. Based on the recommendation of the nomination and remuneration committee, the Board has recommended the reappointment of Michael Gibbs as an independent director, not liable to retire by rotation, for a second term of five years with effect from July 13, 2021, up to July 12, 2026.

In accordance with the provisions of Section 149 of the Companies Act, 2013, an independent director shall hold office for a term up to five consecutive years on the Board of a Company, but shall be eligible for reappointment on passing of a special resolution by the Company.

Michael Gibbs fulfills the requirements of an independent director as laid down under Section 149(6) of the Companies Act, 2013 and Regulation 16 of the LODR Regulations.

The Company has received all statutory disclosures / declarations from Michael Gibbs including, (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ("the Appointment Rules"), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013. The Company has also received a notice under Section 160 of the Companies Act, 2013 from a member, intending to nominate Michael Gibbs to the office of independent director.

In the opinion of the Board, and based on its evaluation, Michael Gibbs fulfils the conditions specified in the Companies Act, 2013, Rules made thereunder and LODR Regulations for his reappointment as an independent director of the Company and he is independent of the Management of the Company. A copy of the draft letter for the reappointment of Michael Gibbs setting out the terms and conditions is available for electronic inspection without any fee by the members.

The resolution seeks the approval of members for the reappointment of Michael Gibbs as an independent director of the Company up to July 12, 2026 pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and his office shall not be liable to retire by rotation. In compliance with the general circular no. 20/2020 issued by the MCA, this item is considered unavoidable and forms part of this Notice.

No director, key managerial personnel or their relatives except Michael Gibbs, to whom the resolution relates, is interested in or concerned with the resolution in Item no. 5.

The Board recommends the resolution set forth in Item no. 5 for the approval of members.

Item no. 6 – Appointment of Bobby Parikh as an independent director

The Board, based on the recommendation of the nomination and remuneration committee, appointed Bobby Parikh as an additional and independent director of the Company with effect from July 15, 2020, pursuant to Section 161 of the Companies Act, 2013. The Company has received from him all statutory disclosures / declarations including, (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ("the Appointment Rules"), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act. The Company has also received a notice under Section 160 of the Companies Act, 2013 from a member, intending to nominate Bobby Parikh to the office of independent director.

In the opinion of the Board, Bobby Parikh is a well-respected business leader who brings a wealth of experience and financial acumen to the Infosys Board. His vast experience in the realm of corporate governance will greatly benefit the Company. Further, he possesses integrity and relevant proficiency, which will bring tremendous value to the Board and to the Company. He fulfils the conditions for independence specified in the Act, the Rules made thereunder and the LODR Regulations and such other laws / regulations for the time being in force, to the extent applicable to the Company. A copy of the draft letter for the appointment of Bobby Parikh as an independent director setting out the terms and conditions is available for electronic inspection without any fee by the members.

The Board, on July 15, 2020, appointed Bobby Parikh as an additional and independent director who holds office up to the ensuing AGM. The resolution seeks the approval of members for the appointment of Bobby Parikh as an independent director of the Company up to July 14, 2023 pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and his office shall not be liable to retire by rotation.

As per the provisions of Section 161 of the Act, an additional director appointed by the Board shall hold office up to the date of the ensuing AGM and shall be appointed as a director by the members. Bobby Parikh's appointment is hereby placed for the approval of members. In compliance with the general circular no. 20/2020 issued by the MCA, this item is considered unavoidable and forms part of this Notice.

No director, key managerial personnel, or their relatives except Bobby Parikh, to whom the resolution relates, is interested in or concerned with the resolution in Item no. 6.

The Board recommends the resolution set forth in Item no. 6 for the approval of members.

Item no. 7 – Appointment of Chitra Nayak as an independent director

The Board, based on the recommendation of the nomination and remuneration committee, appointed Chitra Nayak as an additional and independent director of the Company with effect from March 25, 2021, pursuant to Section 161 of the Companies Act, 2013. The Company has received from her all statutory disclosures / declarations including, (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ("the Appointment Rules"), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that she is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that she meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act. The Company has also received a notice under Section 160 of the Companies Act, 2013 from a member, intending to nominate Chitra Nayak to the office of independent director.

In the opinion of the Board, she brings Silicon Valley experience and expertise that will provide valuable insights as Infosys pivots its service offerings in consulting and digital solutions to help businesses in their strategic intent of digital transformation. She fulfills the conditions for independence specified in the Act, the Rules made thereunder and the LODR Regulations and such other laws / regulations for the time being in force, to the extent applicable to the Company. A copy of the draft letter for the appointment of Chitra Nayak as an independent director setting out the terms and conditions is available for electronic inspection without any fee by the members.

The Board, on March 25, 2021, appointed Chitra Nayak as an additional and independent director who holds office up to the ensuing AGM. The resolution seeks the approval of members for the appointment of Chitra Nayak as an independent director of the Company up to March 24, 2024 pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and her office shall not be liable to retire by rotation.

As per the provisions of Section 161 of the Act, an additional director appointed by the Board shall hold office up to the date of the ensuing AGM and shall be appointed as a director by the members. Chitra Nayak's appointment is hereby placed for the approval of members. In compliance with the general circular no. 20/2020 issued by the MCA, this item is considered unavoidable and forms part of this Notice.

No director, key managerial personnel or their relatives except Chitra Nayak, to whom the resolution relates, is interested in or concerned with the resolution in Item no. 7.

The Board recommends the resolution set forth in Item no. 7 for the approval of members.

Item no. 8 – Approval for changing the terms of remuneration of U.B. Pravin Rao, Chief Operating Officer and Whole-time Director

The shareholders had on June 22, 2019, pursuant to the resolution (Item no. 9) passed at the 38th AGM, revised the terms of appointment of U.B. Pravin Rao, Chief Operating Officer and Whole-time Director as specified in the notice and explanatory statement annexed thereto. The resolution can be accessed and referred at the following link- https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf

Pravin joined Infosys in 1986. During his illustrious career at Infosys spanning 35 years, he has held a number of senior leadership roles including Interim Chief Executive Officer and Managing Director, Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Pravin is the Chief Operating Officer of Infosys and a Whole-time Director of the Board. He was inducted on January 10, 2014 as a member of the Board. He is a member of the stakeholders relationship committee and the corporate social responsibility committee of the Board. As the Chief Operating Officer, Pravin has overall strategic and operational responsibility for the entire portfolio of the Company's offerings. Pravin oversees the key functions of global delivery and business enablement.

Pravin was the chairperson of the National Association of Software and Service Companies (NASSCOM) in fiscal 2021 and is currently a member of the Executive Council of NASSCOM. He was also part of the National Council of CII from 2014 to 2020 and is known for his strategic thinking and as an eminent industry leader.

In fiscal 2020, when the COVID-19 pandemic first broke, Infosys was swift to react under the leadership of Pravin, providing the required support to the workforce, clients and the community. From setting up a core team to monitor the situation closely and staying in constant touch with the local authorities, sharing timely updates with the global employee base through local anchors, to enabling the near-seamless transition to the remote mode of work – he steered the Company to scale up its efforts quickly and rise to the challenge. Central to these efforts was the need to ensure the physical safety and mental wellbeing of our global workforce. Today, 96.5% of Infosys employees continue to work from home. With a more virulent surge of the pandemic in India, Infosys has ramped up its efforts significantly. Infosys has set up exclusive COVID care centers across seven DC locations including Bengaluru, Pune, NCR, Chennai, Hyderabad, and similar centers are on the anvil in the coming weeks across all other Infosys locations. We have comprehended the importance of the role that vaccines play in our fight to counter this pandemic. By working very closely with the government authorities and medical experts, we have put together various frameworks for the immunization drive to encourage employees and their family members to get vaccinated. The Company was able to achieve all these seamlessly thanks to Pravin's guidance and leadership. Pravin will be superannuating on December 12, 2021 as per the Company's retirement policy.

The nomination and remuneration committee, in view of his outstanding service in his exemplary career spanning 35 years with the Company, has recommended to amend the terms of his appointment and remuneration to include the following:

(i) Payment of a special one-time bonus of ₹4 crore on his retirement in December 2021 after a career spanning over 35 years, in view of his outstanding contribution to the Company, especially during the pandemic. Under U.B. Pravin Rao's leadership, the Company immediately shifted to remote working and met customer expectations. He led the comprehensive efforts of the Company to scale up IT infrastructure, enhance focus on employee safety, health and well-being, and in successfully managing the operations during the pandemic. He drove actions that helped the Company to become very resilient and responsive in face of this enormous crisis.

(ii) Accelerate vesting of 31,725 Restricted Stock Unites (RSUs) due for vesting during fiscal 2022, which is due for vesting within 90 days after the retirement date [Total of 31,725 Restricted Stock Units (RSUs) due to vest in fiscal 2022 under the 2015 Incentive Compensation Plan, of which 17,062 RSUs are due to vest on February 1, 2022 and 14,663 RSUs are due to vest on February 27, 2022. Total of 46,388 RSUs will be forfeited, of which 31,725 RSUs are due to vest in fiscal 2023 and 14,663 RSUs are due to vest in fiscal 2024].

Accordingly, the Board has taken note of Pravin's outstanding service and approved the inclusion of the above revision to his terms of appointment and remuneration.

The said changes have been approved by the nomination and remuneration committee and the Board of Directors of the Company in accordance with Sections 196, 197 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, read with Schedule V of the Act (including any statutory modification(s) or reenactments(s) thereof). The authority to vary the terms of appointment and remuneration is vested with the Board in accordance with previous shareholder resolutions. Hence, approval of shareholders is not required for the resolution referred to in Item no. 8 above. However, the shareholders' approval is being sought as a measure of good corporate governance.

In compliance with the general circular no. 20/2020 issued by the MCA, this item is considered unavoidable and forms part of this Notice. A copy of the revised letter for the terms of appointment and remuneration of U.B. Pravin Rao setting out the terms and conditions is available for electronic inspection without any fee by the members.

No director, key managerial personnel, or their relatives except U.B. Pravin Rao, to whom the resolution relates, is interested in or concerned with the resolution in Item no. 8.

The Board recommends the resolution set forth in Item no. 8 for the approval of shareholders.

Additional information on directors recommended for appointment / reappointment as required under Regulation 36 of the LODR Regulations and applicable Secretarial Standards



Michael Gibbs
Independent Director

Michael Gibbs is the former Group CIO for BP, PLC who held the responsibility of setting up and implementing BP's IT strategy and providing computing and telecommunications technology services worldwide.

As CIO, Michael led a transformation of the IT function at BP, reorganizing the function and operating model. He led improvements in cybersecurity and the application of emerging digital technologies including plans for a migration of legacy data centers to the cloud.

Michael served as CIO for various businesses including Conoco Refining & Marketing, Europe and Asia, based in London and ConocoPhillips Supply and Trading, Corporate Functions and Global Downstream, based in Houston. In 2008, Michael returned to London, joining BP as VP / CIO, Refining & Marketing, before becoming Group CIO in 2013.

Currently, Michael does occasional business consulting and speaking. He has chaired several church and missions boards and currently serves as Vice-Chair of "A Child's Hope – Haiti" serving the orphans of Haiti.

Michael graduated *summa cum laude* from Oklahoma State University with a degree in Management Science. He completed the Executive Management Program at Penn State University in 1997 and the Concours / Cash CIO Leadership Program in 2004. In 2015, he was named to CIO magazine's list of the most influential Global CIOs and ranked as I-CIO's second most powerful IT executive in Europe.

Age: 63 years

Nature of expertise in specific functional areas: Information Technology Services and Business Management

Disclosure of inter-se relationships between directors and key managerial personnel: Nil

Listed entities (other than the Infosys Group) in which Michael Gibbs holds directorship and committee membership: Nil

Shareholding in the Company as on May 18, 2021: Nil

Remuneration proposed to be paid: Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. Independent Directors are paid remuneration as per the criteria set by the Board from time to time in accordance with the shareholders' approval at 34th AGM.

Key terms and conditions of reappointment: As per the resolution at Item no. 5 of this Notice, read with the explanatory statement thereto.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: Michael Gibbs was first appointed to the Board on July 13, 2018. The details of remuneration drawn and number of meetings attended are provided in the *Corporate governance report* section of the Annual Report 2020-21.



U.B. Pravin Rao

Chief Operating Officer and Whole-time Director

U.B. Pravin Rao is the Chief Operating Officer of Infosys and a Whole-time Director of the Board. He was inducted on January 10, 2014 as a member of the Board. He is a member of the stakeholders relationship committee and the corporate social responsibility committee of the Board. As the Chief Operating Officer, Pravin has overall strategic and operational responsibility for the entire portfolio of the Company's offerings. Pravin oversees the key functions of global delivery and business enablement. He has over 35 years of industry experience. Since joining Infosys in 1986, he has held a number of senior leadership roles including Interim Chief Executive Officer and Managing Director, Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Pravin holds a degree in Electrical Engineering from Bangalore University, India. He is a member of the Executive Council of the National Association of Software and Service Companies (NASSCOM).

Age: 59 years

Nature of expertise in specific functional areas: Information Technology Services and Business Management

Disclosure of inter-se relationships between directors and key managerial personnel: None

Listed entities (other than the Infosys Group) in which U.B. Pravin Rao holds directorship and committee membership: Nil

Shareholding in the Company as on May 18, 2021: 12,19,089 equity shares

Remuneration proposed to be paid: As per the resolution at Item no. 8 of this Notice read with explanatory statement thereto.

Key terms and conditions of reappointment: U.B. Pravin Rao was first appointed to the Board on January 10, 2014 as Whole-time Director and reappointed as a Whole-time director effective August 18, 2017. The members have approved his appointment and remuneration at the 33rd AGM held on June 14, 2014. The terms of remuneration were further amended at the 38th AGM held on June 22, 2019. The details are available at https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-14.pdf and https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf. As per the resolution of the members with respect to his appointment, his office as director shall be subject to retirement by rotation. Please refer to the resolution at Item no. 8 of this Notice along with explanatory statement for the current proposal on change in terms of remuneration of U.B. Pravin Rao.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: U.B. Pravin Rao was first appointed to the Board on January 10, 2014 as Whole-time Director. The details of remuneration drawn and number of meetings attended are provided in the *Corporate Governance report* section of the Annual Report 2020-21.



Bobby Parikh

Independent Director

Bobby Parikh is the Managing Partner of Bobby Parikh Associates, a boutique firm focused on providing strategic tax and regulatory advisory services.

Over the years, Bobby has had extensive experience in advising clients across a range of industries. India has witnessed significant deregulation and a progressive transformation of its policy framework. An area of focus for Bobby has been to work with businesses, both Indian and multinational, in interpreting the implications of the deregulation as well as the changes to India's policy framework, to help businesses better leverage opportunities that have become available and to address challenges that resulted from such changes. Bobby has led teams that have advised clients in the areas of entry strategy (MNCs into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations. Bobby's particular area of focus is providing tax and regulatory advice in relation to transactions and other forms of business reorganizations, whether inbound, outbound or wholly domestic. In this regard, Bobby works extensively with private equity funds, other institutional investors and owners and managers of businesses to develop bespoke solutions that optimally address the commercial objectives underpinning a particular transaction or a business reorganization. Bobby also works closely with regulators and policy formulators in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action.

Bobby co-founded BMR Advisors, a highly regarded tax and transactions firm, which he also helped run for over 12 years. Prior to forming BMR Advisors, Bobby was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Bobby worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Bobby led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young.

Bobby is a graduate in Commerce from the University of Mumbai and qualified as a Chartered Accountant from the Institute of Chartered Accountants of India in 1987.

Age: 57 years

Nature of expertise in specific functional areas: Tax and regulatory advisory, mergers and acquisitions, financial services

Disclosure of inter-se relationships between directors and key managerial personnel: Nil

Listed entities (other than the Infosys Group) in which Bobby Parikh holds directorship and committee membership:

Directorships	Committee memberships	Committee chairmanships
Biocon Limited	Stakeholders' Relationship Committee	Audit Committee Risk Management Committee
Indostar Capital Finance Limited	Stakeholders' Relationship Committee Nomination & Remuneration Committee Corporate Social Responsibility Committee	Audit Committee

Shareholding in the Company as on May 18, 2021: 8,456

Remuneration proposed to be paid: Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. Independent Directors are paid remuneration as per the criteria set by the Board from time to time in accordance with the shareholders' approval at 34th AGM.

Key terms and conditions of appointment: As per the resolution in Item no. 6 of this Notice, read with the explanatory statement thereto.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: Bobby Parikh was appointed to the Board as an additional and independent director on July 15, 2020, subject to members' approval. The details of remuneration drawn and number of meetings attended are provided in the *Corporate governance report* section of the Annual Report 2020-21.



Chitra Nayak

Independent Director

Chitra Nayak has over 25 years of professional experience in go-to-market, general management, and operations leadership roles at various organizations. She currently serves as a member of the board at Invitae, a medical genetics company; at LifeWorks Inc. (formerly known as Morneau Shepell Inc), a tech-enabled HR services company; at Forward Air, a freight and logistics company; and at Intercom, a messaging platform company. She also advises startups on go-to-market strategies. Most recently, she was the Chief Operating Officer (COO), overseeing the go-to-market strategy at Comfy, a real-estate tech startup, and prior to that, she was COO at Funding Circle, an online SMB lending marketplace. Chitra has been in leadership roles at Salesforce for eight years, as COO, Platform, and Senior VP, Global Sales Development. She was earlier part of AAA, Charles Schwab, and the Boston Consulting Group as well.

Chitra has a passion for empowering women in the workplace. She is the co-founder of Neythri.org, which supports South Asian professional women. She was also the co-founder of the Salesforce Women's Network initiative. She has co-created and taught an MBA class on 'Women in Leadership' at the California State University, East Bay.

Chitra holds an MBA with Honors from Harvard Business School, an MS in Environmental Engineering from Cornell University, and a B.Tech. in Engineering from the Indian Institute of Technology.

Age: 58 years

Nature of expertise in specific functional areas: Go-to-market, general management and operations leadership.

Disclosure of inter-se relationships between directors and key managerial personnel: Nil

Listed entities (other than the Infosys Group) in which Chitra Nayak holds directorship and committee membership:

Board membership in listed entities	
Indian	Overseas
Nil	1. Invitae Corporation (NYSE)
	2. LifeWorks Inc. (TSE)
	3. Forward Air Corporation (NASDAQ)

Shareholding in the Company as on May 18, 2021: Nil

Remuneration proposed to be paid: Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. Independent Directors are paid remuneration as per the criteria set by the Board from time to time in accordance with the shareholders' approval at 34th AGM.

Key terms and conditions of appointment: As per the resolution in Item no. 7 of this Notice, read with the explanatory statement thereto.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: Chitra Nayak was appointed as an additional and independent director on the Board on March 25, 2021, subject to members' approval. Details of remuneration drawn are provided in the *Corporate Governance report* section of the Annual Report 2020-21. Number of meetings attended is not applicable.

Instructions for participation through VC

Please follow the below steps for registration and participation

Step 1:	Access the VC portal by clicking this link https://agm.onwingspan.com/InfosysAGM Or You could also join the AGM by visiting the investor page on our Company's website, www.infosys.com	**System requirements for best VC experience** Internet connection: Broadband, wired or wireless (3G or 4G/LTE), with a speed of 5 Mbps or more Microphone and speakers: Built-in or USB plug-in or wireless Bluetooth **Browser** Google Chrome: Version 72 or latest Mozilla Firefox: Version 72 or latest Microsoft Edge Chromium: Version 72 or latest Safari: Version 11 or latest Internet Explorer: Not Supported Helpline numbers +91-80- 4156 5555 +91-80- 4156 5777
Step 2:	Log in to join the VC session by using your DP ID and Client ID / Folio Number together with your PAN a) Members with NSDL account: 8-character DP ID followed by 8-digit Client ID (For example, if your DP ID is IN300*** and Client ID is 12******, then your user ID is IN300***12******). b) Members with CDSL account: 16-digit Beneficiary ID (For example, if your Beneficiary ID is 12**************, then your user ID is 12**************). c) Members with physical folio: ITL + Folio Number registered with the Company (For example, if your Folio Number is 0*****, then your user ID is ITL0*****)	
	Note: Institutional / corporate shareholders are required to upload the Board Resolution / Authorization Letter authorizing its representatives to attend the AGM through VC.	
Step 3:	Click 'Enter' to join the virtual AGM	
Step 4:	Members can post questions either through chat or the video feature available in the VC. Members can exercise these options once the floor is open for shareholder queries.	
Step 5:	Members who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM by following the "Instructions for e-voting"	

General guidelines for VC participation

i. Members may note that the 40th AGM of the Company will be convened through VC in compliance with the applicable provisions of the Companies Act, 2013, read with the circulars. The facility to attend the meeting through VC will be provided by the Company. Members may access the same at https://agm.onwingspan.com/InfosysAGM

ii. The facility of joining the AGM through VC / OAVM will be opened 60 minutes before the scheduled start-time of the AGM and will be available for members on a first-come-first-served-basis.

iii. The Company reserves the right to limit the number of members asking questions depending on the availability of time at the AGM.

iv. Members can participate in the AGM through their desktops / smartphones / laptops etc. However, for better experience and smooth participation, it is advisable to join the meeting through desktops / laptops with high-speed internet connectivity.

v. Please note that participants connecting from mobile devices or tablets, or through laptops via mobile hotspot may experience audio / video loss due to fluctuation in their respective networks. It is therefore recommended to use a stable Wi-Fi or LAN connection to mitigate any of the aforementioned glitches.

Instructions for e-voting

The details of the process and manner for remote e-voting and voting during the AGM are explained below:

Step 1: Access to the NSDL e-voting system

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: Access to the NSDL e-voting system

A) **Login method for e-voting and voting during the meeting for Individual shareholders holding securities in demat mode**

In terms of the SEBI circular dated December 9, 2020 on the e-voting facility provided by listed companies and as part of increasing the efficiency of the voting process, e-voting process has been enabled to all individual shareholders holding securities in demat mode to vote through their demat account maintained with depositories / websites of depositories / depository participants. Shareholders are advised to update their mobile number and email ID in their demat accounts in order to access e-voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login method
Individual shareholders holding securities in demat mode with NSDL	I. NSDL IDeAS Facility **If you are already registered for the NSDL IDeAS facility,** 1. Please visit the e-Services website of NSDL. Open web browser by typing the following URL: https://eservices.nsdl.com/ either on a personal computer or mobile phone. 2. Once the homepage of e-Services is launched, click on the "Beneficial Owner" icon under "Login", available under the "IDeAS" section. 3. A new screen will open. You will have to enter your user ID and password. After successful authentication, you will be able to see e-voting services. 4. Click on "Access to e-voting" under e-voting services and you will be able to see the e-voting page. 5. Click on options available against company name or e-voting service provider – NSDL and you will be re-directed to the NSDL e-voting website for casting your vote during the remote e-voting period or voting during the meeting. **If the user is not registered for IDeAS e-Services,** 1. The option to register is available at https://eservices.nsdl.com. 2. Select "Register Online for IDeAS" or click on https://eservices.nsdl.comSecureWeb/IdeasDirectReg.jsp 3. Upon successful registration, please follow steps given in points 1 - 5 above. II. E-voting website of NSDL 1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or mobile phone. 2. Once the homepage of e-voting system is launched, click on the "Login" icon, available under the "Shareholder / Member" section. 3. A new screen will open. You will have to enter your User ID (i.e. your 16-digit demat account number held with NSDL), Password / OTP and a verification code as shown on the screen. 4. After successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page. Click on options available against company name or e-voting service provider – NSDL and you will be redirected to the e-voting website of NSDL for casting your vote during the remote e-voting period or voting during the meeting.

Individual shareholders holding securities in demat mode with CDSL	1. Existing users who have opted for Easi / Easiest can log in through their user ID and password. The option to reach the e-voting page will be made available without any further authentication. The URL for users to log in to Easi / Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on "New System Myeasi". 2. After successful login on Easi / Easiest, the user will be also able to see the e-voting Menu. The menu will have links of e-voting service provider ("ESP") i.e. NSDL portal. Click on NSDL to cast your vote. 3. If the user is not registered for Easi / Easiest, the option to register is available at https://web.cdslindia.com/myeasi/Registration/EasiRegistration 4. Alternatively, the user can directly access the e-voting page by providing demat account number and PAN from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered mobile number and email as recorded in the demat account. After successful authentication, the user will be provided links for the respective ESP i.e. NSDL, where the e-voting is in progress.
Individual shareholders (holding securities in demat mode) logging in through their depository participants	1. You can also log in using the login credentials of your demat account through your depository participant registered with NSDL / CDSL for the e-voting facility. 2. Once logged in, you will be able to see the e-voting option. Once you click on the e-voting option, you will be redirected to the NSDL / CDSL depository site after successful authentication, wherein you can see e-voting feature. 3. Click on the options available against company name or e-voting service provider-NSDL and you will be redirected to the e-voting website of NSDL for casting your vote during the remote e-voting period or voting during the meeting.

Important note: Members who are unable to retrieve User ID / Password are advised to use "Forgot User ID" and "Forgot Password" option available on the above-mentioned website.

Helpdesk for individual shareholders holding securities in demat mode for any technical issues related to login through depository i.e. NSDL and CDSL

Login type	**Helpdesk details**
Individual shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call on the toll free no.: 1800 1020 990 or 1800 22 44 30
Individual shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact on 022- 23058738 or 022-23058542-43

B) **Login method for e-voting and voting during the meeting for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.**

1. Visit the e-voting website of NSDL. Open the web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile phone.
2. Once the homepage of e-voting system is launched, click on the icon "Login", available under 'Shareholder/Member'.
3. A new screen will open. You will have to enter your User ID, Password / OTP and a verification code as shown on the screen.
4. Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL e-services using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically on NSDL e-voting system.
5. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	**Your User ID is:**
a) For members who hold shares in demat account with NSDL	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
b) For members who hold shares in demat account with CDSL	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12**************

c) For members holding shares in physical form	EVEN Number followed by Folio Number registered with the Company For example, if your Folio Number is 001*** and EVEN is 116022, then your User ID is 116022001***

6. Password details for shareholders other than individual shareholders are given below:
   a) If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.
   b) If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' for the system to prompt you to change your password.
   c) How to retrieve your 'initial password'?

      If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit Client ID for your NSDL account, or the last 8 digits of your Client ID for CDSL account, or Folio Number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
7. If you are unable to retrieve or have not received the "Initial password" or have forgotten your password:
   a) Click on "Forgot User Details / Password?" (If you hold shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.
   b) Physical User Reset Password? (If you hold shares in physical mode) option available on www.evoting.nsdl.com.
   c) If you are still unable to get the password by the above two options, you can send a request to evoting@nsdl.co.in mentioning your demat account number / Folio Number, your PAN, your name and your registered address.
   d) Members can also use the OTP (One Time Password)-based login for casting their vote on the e-voting system of NSDL.
8. After entering your password, tick on "Agree with Terms and Conditions" by selecting on the check box.
9. Now, you will have to click on the "Login" button.
10. After you click on the "Login" button, the homepage of e-voting will open.

Step 2: Cast your vote electronically on NSDL e-voting system

1. After successfully logging in following Step 1, you will be able to see the EVEN of all companies in which you hold shares and whose voting cycle is in active status.
2. Select the EVEN of Infosys Limited, which is 116022.
3. Now you are ready for e-voting as the voting page opens.
4. Cast your vote by selecting the appropriate options i.e. assent or dissent, verify / modify the number of shares for which you wish to cast your vote and click on the "Submit" and "Confirm" buttons when prompted.
5. Upon confirmation, the message, "Vote cast successfully", will be displayed.
6. You can also take a printout of the votes cast by you by clicking on the "Print" option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Process for procuring user ID and password for e-voting for those shareholders whose email IDs are not registered with the depositories / Company

Shareholders may sent a request to evoting@nsdl.co.in for procuring user ID and password for e-Voting.

1. In case shares are held in physical mode, please provide Folio Number, name of member, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAAR (self-attested scanned copy of Aadhaar Card)
2. In case shares are held in demat mode, please provide DP ID and Client ID (16-digit DP ID + Client ID or 16-digit beneficiary ID), name of member, client master or copy of consolidated account statement, PAN (self-attested scanned copy of PAN card), AADHAAR (self-attested scanned copy of Aadhaar Card).
3. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at Step 1 (A) i.e. Login method for e-Voting and voting during the meeting for Individual shareholders holding securities in demat mode.

General guidelines for e-voting

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.co.in.
2. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details / Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available in the download section of www.evoting.nsdl.com or call on the toll-free number: 1800 1020 990 /1800 224 430, or send a request to evoting@nsdl.co.in, or contact Mr. Amit Vishal, Senior Manager, or Ms. Pallavi Mhatre, Manager, National Securities Depository Ltd., at the designated email IDs: evoting@nsdl.co.in or AmitV@nsdl.co.in or pallavid@nsdl.co.in to get your grievances on e-voting addressed.

Information at a glance

Particulars	Details
Time and date of AGM	4:00 p.m. IST, Saturday, June 19, 2021
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://agm.onwingspan.com/InfosysAGM
Helpline number for VC participation	+91-80-4156 5555 / +91-80-4156 5777
Webcast and transcripts	https://www.infosys.com/Investors/
Final dividend record date	Tuesday, June 1, 2021
Final dividend payment date	Friday, June 25, 2021
Information of tax on final dividend 2020-21	https://www.infosys.com/investors/shareholder-services/dividend-tax.html
Cut-off date for e-voting	Saturday, June 12, 2021
E-voting start time and date	9:00 a.m. IST, Monday, June 14, 2021
E-voting end time and date	5:00 p.m. IST, Friday, June 18, 2021
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	Contact name: Amit Vishal *Senior Manager* Pallavi Mhatre *Manager*
	National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact details: Email ID: AmitV@nsdl.co.in; pallavid@nsdl.co.in; evoting@nsdl.co.in; Contact number: 1800 1020 990 / 1800 224 430
Name, address and contact details of Registrar and Transfer Agent	Contact name: Shobha Anand *Deputy General Manager* KFin Technlogies Private Limited, Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally, Mandal, Hyderabad 500 032. Contact details: Email ID: shobha.anand@kfintech.com; einward.ris@kfintech.com; Contact number: 1800-309-4001